Exhibit 99.1

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS THE RESULTS OF  SECOND QUARTER 2024

YAVNE, Israel – August 13, 2024 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter Fiscal Year 2024

•	Sales increased by 13.5% to NIS 146.7 million (US$ 39.0 million) from NIS 129.2 million (US$ 34.4 million) in the second quarter of 2023.
•	Gross profit increased by 76.2% year-over-year to NIS 45.9 million (US$ 12.2 million).
•	Operating profit before other expenses (income) increased by 2,080.2% year-over-year to NIS 21.2 million (US$ 5.6 million).
•	Operating profit after other expenses (income) increased by 891.2% year-over-year to NIS 9.6 million (US$ 2.6 million).
•	Net profit increased by 40.6% year-over-year to NIS 6.8 million (US$ 1.8 million(.
•	Basic earnings per share of NIS 0.5 (US$ 0.1).
•	Cash and securities balance of NIS 199.6 million (US$ 53.1 million) as of June 30, 2024.
Management Comment

Zwi Williger & Joseph Williger, Chairmen & CEO of Willi-Food, commented: "We are pleased to present the second quarter 2024 financial results which show improvements in all operational parameters compared to the second quarter of 2023. In the second quarter of this year, the Company compensated for the decrease in sales in the first quarter by increasing the inventory and increasing the availability of its products intended for sale. Despite the recently annuonced administrative fine of NIS 11.6 (see more details on the other expenses summary) ,the operational profit results still indicate an improvement in the profit parameters, We hope to continue this evolving trend of improvement and growth in the future as well".

Second Quarter Fiscal 2024 Summary

Sales for the second quarter of 2024 increased by 13.5% to NIS 146.7 million (US$ 39.0 million), compared to NIS 129.2 million (US$ 34.4 million) recorded in the second quarter of 2023. We believe that the sales were increased mainly due to increases (i) in the range of the Company’s products and (ii) in our inventory levels and its availability for the demand of our products.

Gross profit for the second quarter of 2024 increased by 76.2% to NIS 45.9 million (US$ 12.2 million), or 31.3% of revenues, compared to NIS 26.1 million (US$ 6.9 million), or 20.2% of revenues in the second quarter of 2023. The increase in gross profit and gross margins was due to the Company’s efforts to improve its purchase prices of its imported products.

Selling expenses for the second quarter of 2024 were NIS 18.6 million (US$ 4.9 million), remaining at the same level compared to second quarter of 2023.

General and administrative expenses for the second quarter of 2024 were NIS 6.1 million (US$ 1.6 million), remaining at the same level as in the second quarter of 2023.

Operating profit before other expenses (income) for the second quarter of 2024 increased by 2,080.2% to NIS 21.2 million (US$ 5.6 million), compared to NIS 1.0 million (US$ 0.3 million) in the second quarter of 2023. The increase was primarily due to the increase in gross profit and reduction in operating expenses compare to sales.

Other expenses for the second quarter of 2024 were NIS 11.6 million (US$ 3.1 million), which was mainly due to the provision made in the amount of approximately 11.7 million (US$ 3.1 million) in respect of the agreement reached by the Company with the competition authority for the payment of administrative fine. For further details, please see the Company’s report from July 17, 2024.

Operating profit after other expenses (income) for the second quarter of 2024 increased by 891.2% to NIS 9.6 million (US$ 2.6 million), compared to NIS 1.0 million (US$ 0.3 million) in the second quarter of 2023. The increase was primarily due to the increase in gross profit and reduction in operating expenses compare to sales and despite the administrative fine of NIS 11.7 million (US$ 3.1 million).

Financial income, net for the second quarter of 2024 totaled NIS 2.6 million (US$ 0.7 million), compared to NIS 5.3 million (US$ 1.4 million) in the second quarter of 2023. Financial income for the second quarter of 2024 was comprised mainly of interest and dividend income from the Company’s portfolio of securities in the amount of NIS 2.3 million (US$ 0.6 million).

Willi-Food’s income before taxes for the second quarter of 2024 was NIS 12.3 million (US$ 3.3 million), compared to NIS 6.3 million (US$ 1.7 million) in the second quarter of 2023.

Willi-Food’s net profit in the second quarter of 2024 was NIS 6.8 million (US$ 1.8 million), or NIS 0.5 (US$ 0.1) per share, compared to NIS 4.9 million (US$ 1.3 million), or NIS 0.4 (US$ 0.1) per share, in the second quarter of 2023.

Willi-Food ended the second quarter of 2024 with NIS 199.6 million (US$ 53.1 million) in cash and securities. Net cash used in operating activities for the second quarter of 2024 was NIS 18.7 million (US$ 5.0 million).

First Half Fiscal 2024 Highlights

•	Sales increased by 0.7% to NIS 282.7 million (US$ 75.2 million), compared to NIS 280.6 million (US$ 74.6 million) in the first half of 2023.
•	Gross profit increased by 21.9% year-over-year to NIS 80.6 million (US$ 21.4 million).
•	Operating profit before othe expenses (income) increased by 135.0% year-over-year to NIS 32.8 million (US$ 8.7 million).
•	Operating profit after other expenses (income) increased by 52.0% year-over-year to NIS 21.3 million (US$ 5.7 million).
•	Net profit increased by 61.6% year-over-year to NIS 25.4 million (US$ 6.8 million), or 9.0% of sales.
•	Basic earnings per share of NIS 1.8 (US$ 0.5).

First Half Fiscal 2024 Summary

Sales for the six-month period ending June 30, 2024 increased by 0.7% to NIS 282.7 million (US$ 75.2 million), compared to NIS 280.6 million (US$ 74.6 million) recorded in the first half of 2023. The Company compensated for the decrease in sales in the first quarter of 2024 that resulted from delays in the arrival of goods as a result of the war, by increasing inventory balances and improving the availability of its products for sale to its customers in the second quarter of 2024.

Gross profit for the first half of 2024 increased by 21.9% to NIS 80.6 million (US$ 21.4 million), or 28.5% of revenues, compared to NIS 66.0 million (US$ 17.6 million), or 23.6% of revenues, in the first half of 2023. The increase in gross profit and gross margins was due to the increase in the Company’s sales and the Company’s efforts to improve its buying prices of its imported products.

Selling expenses for the first half of 2024 decreased by 9.4% to NIS 35.1 million (US$ 9.3 million), compared to NIS 38.7 million (US$ 10.3 million) in the first half of 2023, and the decrease was mainly due to reduce in advertising and salaries.

General and administrative expenses for the first half of 2024 decreased by 5.5% to NIS 12.7 million (US$ 3.4 million), compared to NIS 13.4 million (US$ 3.6 million).

Operating profit before other expenses (income) for the first half of 2024 increased by 135.0% to NIS 32.8 million (US$ 8.7 million), compared to NIS 14.0 million (US$ 3.7 million) in the first half of 2023. The increase was primarily due to the increase in gross profit and reduction in operating expenses compare to sales.

Other expenses for the first half of 2024 were NIS 11.6 million (US$ 3.1 million), which was mainly due to the provision made in the amount of approximately 11.7 million (US$ 3.1 million) in respect of the agreement reached by the Company with the competition authority for the payment of administrative fine. For further details, please see the Company’s report from July 17, 2024.

Operating profit after other expenses (income) for the first half of 2024 increased by 52.0% to NIS 21.3 million (US$ 5.7 million), compared to NIS 14.0 million (US$ 3.7 million) in the first half of 2023. The increase was primarily due to the increase in gross profit and reduction in operating expenses compare to sales and despite the administrative fine of NIS 11.7 million (US$ 3.1 million).

Financial income, net for the first half of 2024 totaled NIS 14.1 million (US$ 3.8 million), compared to NIS 5.9 million (US$ 1.6 million) in the first half of 2023. Financial income, net for the first half of 2024 was comprised mainly of interest and dividend income from the Company’s portfolio of securities in an amount of NIS 7.5 million (US$ 2.0 million) and from revaluation of the Company’s portfolio of securities to in the amount of NIS 6.6 million (US$ 1.8 million).

Willi-Food’s income before taxes for the first half of 2024 was NIS 35.4 million (US$ 9.4 million), compared to NIS 19.8 million (US$ 5.3 million) in the first half of 2023.

Willi-Food’s net profit in the first half of 2024 was NIS 25.4 million (US$ 6.8 million), or NIS 1.8 (US$ 0.5) per share, compared to NIS 15.7 million (US$ 4.2 million), or NIS 1.1 (US$ 0.3) per share, recorded in the first half of 2023.

NOTE A: NIS to US$ exchange rate used for convenience only
Convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2024, with U.S. $1.00 equal to NIS 3.759. The translation is made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month period ended June 30, 2024 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company’s operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected sales, operating results, and earnings. Forward-looking statements include statements regarding the commercial terms with customers and suppliers and timing of construction of the Company’s new logistics center and its expected benefits. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: the inability to improve commercial terms with customers and suppliers: delays in the construction of the Company’s new logistics center and the risk that its expected benefits will not be materialized, monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in political, economic and military conditions in Israel, particularly the recent war in Israel. Economic conditions in the Company's core markets, delays and price increases due to the attacks on global shipping routes in the Red Sea, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 21, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	June 30,		December 31	June 30,		December 31
	2 0 2 4	2 0 2 3	2 0 2 3	2 0 2 4	2 0 2 3	2 0 2 3
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	94,972	110,916	137,466	25,265	29,507	36,570
Financial assets carried at fair value through profit or loss	104,600	101,140	102,163	27,827	26,906	27,178
Trade receivables	168,733	166,020	160,379	44,888	44,166	42,665
Other receivables and prepaid expenses	14,019	3,828	10,164	3,729	1,018	2,704
Inventories	121,908	98,302	62,475	32,431	26,151	16,620
Current tax assets	5,185	7,086	9,497	1,379	1,885	2,526
Total current assets	509,417	487,292	482,144	135,519	129,633	128,263

Non-current assets
Property, plant and equipment	144,840	108,217	122,222	38,531	28,789	32,514
Less - Accumulated depreciation	58,161	53,708	55,636	15,472	14,288	14,801
	86,679	54,509	66,586	23,059	14,501	17,713

Right of use asset	3,035	3,359	2,124	807	893	565
Financial assets carried at fair value through profit or loss	46,315	44,252	46,143	12,321	11,772	12,275
Goodwill	36	36	36	10	10	10
Total non-current assets	136,065	102,156	114,889	36,197	27,176	30,563

	645,482	589,448	597,033	171,716	156,809	158,826
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	1,640	2,170	1,512	436	577	402
Trade payables	41,136	22,196	21,622	10,943	5,905	5,752
Employees Benefits	4,537	4,050	4,193	1,207	1,077	1,115
Other payables and accrued expenses	21,584	8,329	10,854	5,742	2,216	2,887
Total current liabilities	68,897	36,745	38,181	18,328	9,775	10,156

Non-current liabilities
Lease liabilities	1,506	1,482	694	401	394	185
Deferred taxes	6,081	4,345	4,868	1,617	1,156	1,295
Retirement benefit obligation	1,055	977	1,055	281	260	280
Total non-current liabilities	8,642	6,804	6,617	2,299	1,810	1,760
Shareholders’ equity
Share capital	1,490	1,490	1,490	396	396	396
Additional paid in capital	172,880	172,240	172,589	45,991	45,821	45,914
Remeasurement of the net liability in respect of defined benefit	(154)	(195)	(154)	(41)	(52)	(41)
Capital fund	247	247	247	66	66	66
Retained earnings	394,108	372,745	378,691	104,844	99,160	100,742
Treasury shares	(628)	(628)	(628)	(167)	(167)	(167)
Equity attributable to owners of the Company	567,943	545,899	552,235	151,089	145,224	146,910

	645,482	589,448	597,033	171,716	156,809	158,826

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	282,694	280,600	146,658	129,244	75,205	74,648
Cost of sales	202,119	214,508	100,734	103,186	53,769	57,065

Gross profit	80,575	66,092	45,924	26,058	21,436	17,583

Operating costs and expenses:
Selling expenses	35,051	38,700	18,576	18,781	9,325	10,295
General and administrative expenses	12,685	13,421	6,135	6,304	3,374	3,570

Operating profit before other expenses (income)	32,839	13,971	21,213	973	8,737	3,718

Other expenses (income)	11,569	(25)	11,569	-	3,078	(7)

Operating profit after other expenses (income)	21,270	13,996	9,644	973	5,659	3,725

Financial income	15,152	6,220	4,188	5,683	4,031	1,655
Financial expense	(1,031)	(370)	(1,549)	(359)	(275)	(98)

Total financial income	14,121	5,850	2,639	5,324	3,756	1,557

Income before taxes on income	35,391	19,846	12,283	6,297	9,415	5,282
Taxes on income	(9,990)	(4,132)	(5,436)	(1,428)	(2,658)	(1,099)

Profit for the period	25,401	15,714	6,847	4,869	6,757	4,183

Earnings per share:
Basic earnings per share	1.8	1.1	0.5	0.4	0.5	0.3
Diluted earnings per share	1.8	1.1	0.5	0.4	0.5	0.3

Shares used in computation of basic EPS	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017
Shares used in computation of diluted EPS	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017
Actual number of shares	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	25,401	15,714	6,847	4,869	6,757	4,183
Adjustments to reconcile net profit to net cash used to continuing operating activities (Appendix A)	(40,352)	(32,042)	(25,571)	(184)	(10,735)	(8,524)

Net cash from (used in) continuing operating activities	(14,951)	(16,328)	(18,724)	4,685	(3,978)	(4,341)

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(3,474)	(**) (2,339)	(1,081)	(**) (1,695)	(924)	(622)
Acquisition of property plant and equipment under construction	(18,262)	(**) (6,637)	(13,941)	(**) (470)	(4,859)	(1,766)
Proceeds from sale of property plant and Equipment	116	-	116	-	31	-
Proceeds from sale of marketable securities, net	4,212	16,033	3,589	7,540	1,121	4,265

Net cash used in (from) continuing investing activities	(17,408)	7,057	(11,317)	5,375	(4,631)	1,877

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(1,087)	(954)	(367)	(461)	(289)	(254)
Dividend	(9,982)	(29,949)	(9,982)	(29,949)	(2,655)	(7,967)

Net cash used in continuing financing activities	(11,069)	(30,903)	(10,349)	(30,410)	(2,944)	(8,221)

Decrease in cash and cash equivalents	(43,428)	(40,174)	(40,390)	(20,350)	(11,553)	(10,685)

Cash and cash equivalents at the beginning of the financial period	137,466	150,607	134,850	131,472	36,570	40,066

Exchange gains (loss) on cash and cash equivalents	934	483	512	(206)	248	128

Cash and cash equivalents of the end of the financial year	94,972	110,916	94,972	110,916	25,265	29,509

(*)	Convenience Translation into U.S. Dollars.
(**)	Reclasified

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX A TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3
	NIS				US dollars (*)
	(in thousands)

Increase (decrease) in deferred income taxes	1,213	147	(206)	682	323	39
Unrealized losses (gain) on marketable securities	(6,821)	(553)	1,226	(3,577)	(1,815)	(147)
Depreciation and amortization	2,644	3,336	795	1,711	703	887
Stock based compensation reserve	291	690	91	264	77	184
Capital gain on disposal of property plant and equipment	-	(25)	-	-	-	(7)
Exchange losses (gains) on cash and cash equivalents	(934)	(483)	(512)	206	(248)	(128)

Changes in assets and liabilities:
Increase (decrease) in trade receivables and other receivables	(1,339)	5,395	(9,021)	16,642	(356)	1,435
increase in inventories	(59,433)	(26,373)	(47,026)	(2,706)	(15,811)	(7,016)
Increase (decrease) in trade and other payables, and other current liabilities	30,588	(5,759)	33,125	(8,323)	8,137	(1,532)
Cash generated from operations	(33,791)	(23,625)	(21,528)	4,899	(8,990)	(6,285)
Income tax paid	(6,561)	(8,417)	(4,043)	(5,083)	(1,745)	(2,239)
Net cash flows used in operating activities	(40,352)	(32,042)	(25,571)	(184)	(10,735)	(8,524)

(*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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